Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
3.650% Senior Medium-Term Notes, Series G due 2024	$750,000,000	$96,600

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated January 28, 2014 (To Prospectus dated June 25, 2013 and Prospectus Supplement dated June 25, 2013) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-189568

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

$750,000,000 3.650% Senior Notes Due 2024

Trade Date: January 28, 2014

Original Issue Date: February 4, 2014

Principal Amount: $750,000,000

Net Proceeds to Issuer: $746,137,500

Price to Public: 99.635% plus accrued interest, if any, from February 4, 2014

Commission/Discount: 0.15%

Agent’s Capacity:     x     Principal Basis          Agency Basis

Maturity Date: February 4, 2024

Interest Payment Dates: Semi-annually on the 4th day of February and August of each year, commencing on August 4, 2014 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 3.650% per annum

Redemption Commencement Date: January 5, 2024

Initial Redemption Percentage: 100%

Redemption Price: Initial Redemption Percentage times the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption on written notice given to the registered holders of the Notes not less than 10 nor more than 60 calendar days prior to the date of redemption.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	Yes	x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$187,500,000
J.P. Morgan Securities LLC	$187,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$187,500,000
BNY Mellon Capital Markets, LLC	$75,000,000
Credit Agricole Securities (USA) Inc.	$22,500,000
Jefferies LLC	$22,500,000
RBC Capital Markets, LLC	$22,500,000
U.S. Bancorp Investments, Inc.	$22,500,000
Blaylock Robert Van, LLC	$7,500,000
CastleOak Securities, L.P.	$7,500,000
The Williams Capital Group, L.P.	$7,500,000

Total:	$750,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Prospectus, Prospectus Supplement and this Pricing Supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $187,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.